FOR IMMEDIATE RELEASE	NASDAQ: TRIL TSX: TRIL

TRILLIUM THERAPEUTICS PRESENTED CLINICAL DATA AT THE 62ND
ASH ANNUAL MEETING AND PROVIDES GUIDANCE FOR 2021

CAMBRIDGE, MA, December 7, 2020 - Trillium Therapeutics Inc. ("Trillium" or the "Company") (NASDAQ/TSX: TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, recently presented at the American Society of Hematology (ASH) Annual Meeting, taking place virtually from December 5-8, 2020, and provides guidance for 2021.

"Our presentations at ASH, as of a data cutoff of November 3, build upon our last corporate update from September 8," said Jan Skvarka, President and CEO of Trillium Therapeutics. "We presented data where TTI-622 continued to demonstrate a strong safety profile, as well as further dose-dependent improvements in receptor occupancy and PK data. We completed a safety evaluation of the 12 mg/kg dose level, with results indicating no observed dose-limiting toxicity or other major safety concerns, and we escalated dosing to 18 mg/kg. As of the November 3 cutoff, one patient at the 12 mg/kg dose level achieved a stable disease assessment and continued on therapy. TTI-621 continued dosing at 2 mg/kg. We are looking forward to further progress in 2021, moving to combination studies in heme malignancies and solid tumors, and building on a foundation of demonstrated monotherapy activity of our molecules."

The posters and oral presentation described below were presented at ASH:

TTI-622: Poster Presentation, Publication Number 1191

Investigational CD47-Blocker TTI-622 Shows Single-Agent Activity in Patients with Advanced Relapsed or Refractory Lymphoma: Update from the Ongoing First-in-Human Dose Escalation Study

Presenter: Krish Patel, M.D., Center for Blood Disorders and Stem Cell Transplantation, Swedish Cancer Institute, Seattle, WA

Session: 626. Aggressive Lymphoma (Diffuse Large B-Cell and Other Aggressive B-Cell Non-Hodgkin Lymphomas)-Results from Prospective Clinical Trials: Poster I

This poster presentation provided a further update on the safety and anti-tumor activity observed in the ongoing open-label Phase 1 dose escalation study of TTI-622 in patients with relapsed or refractory lymphoma (NCT03530683). As of the data cutoff date of November 3, a total of 31 patients had been enrolled in the first seven cohorts, receiving weekly intravenous doses between 0.05-12 mg/kg. All dose levels were well tolerated and a maximum tolerated dose (MTD) was not reached. Adverse events (AEs) were predominantly Grade 1-2; related AEs ≥Grade 3 were neutropenia (13%), thrombocytopenia (3%) and anemia (3%). Dose-dependent increases in TTI-622 serum exposure supported continued dose escalation beyond 12 mg/kg, and dose-dependent increases in receptor occupancy (RO) durability were observed. Objective responses were achieved in 6 of 22 (27%) response-evaluable patients, with an overall response rate (ORR) of 35% (6/17) among response-evaluable patients at dose levels ≥0.8 mg/kg. All responses occurred within the first eight weeks of treatment across multiple lymphoma indications, and included one complete response (CR) and five partial responses. The CR patient treatment was ongoing at 534 days and showed evidence of expansion of new and existing T-cell clones. The study is currently dosing at 18 mg/kg.

TTI-621: Oral Presentation, Publication Number 646

Updates from Ongoing, First-in-Human Phase 1 Dose Escalation and Expansion Study of TTI-621, a Novel Biologic Targeting CD47, in Patients with Relapsed or Refractory Hematologic Malignancies

Presenter: Steven M. Horwitz, M.D., Department of Medicine, Lymphoma Service, Memorial Sloan Kettering Cancer Center, New York, NY

Session: 624. Hodgkin Lymphoma and T/NK Cell Lymphoma-Clinical Studies: Immunotherapy in T/NK Cell Lymphoma

This oral presentation provided a further update on the safety and anti-tumor activity observed in the ongoing open-label Phase 1 dose escalation study of intravenous TTI-621 in patients with relapsed or refractory hematologic malignancies (NCT02663518). The study consists of four parts: (a) "Parts 1-3" in hematologic malignancies, with dosing up to 0.5 mg/kg, conducted under initial dose-limiting toxicity (DLT) criteria, now complete; and (b) "Part 4" in cutaneous T-cell lymphoma (CTCL), utilizing revised DLT criteria for thrombocytopenia and an amended protocol to allow for dosing above 0.5 mg/kg, currently ongoing. In Part 4, 17 CTCL patients, including two at the 2 mg/kg dose level, completed DLT evaluation as of the November 3, 2020 data cutoff. TTI-621 was well tolerated and an MTD in Part 4 was not reached. Across Parts 1-4, the most common treatment-related AEs were infusion-related reactions (44%) and thrombocytopenia (30%), which was transient and not dose-limiting. Monotherapy activity was observed in CTCL (17% ORR), peripheral T-cell lymphoma (18% ORR) and diffuse large B-cell lymphoma (29% ORR). The majority of these patients received doses of 0.5 mg/kg or lower; a dose-efficacy relationship in Part 4 was difficult to ascertain due to the small sample sizes. Dose-dependent increases in drug exposure and RO of 40-65% at doses 0.5-1.4 mg/kg were observed. Evidence of changes in both innate and adaptive immune cells was apparent in a responding CTCL patient. The study is currently enrolling at the 2 mg/kg dose level.

The posters are available in the Events & Presentations section of the Company's website, and an updated corporate presentation can also be found on the Company's website at www.trilliumtherapeutics.com.

2021 Guidance

Around the end of Q1 2021, Trillium plans to hold an R&D Day, in which the Company will:

  Provide data updates on TTI-622 and TTI-621
  Declare TTI-622 and TTI-621 priorities
  Announce disease indication, patient setting and drug combination priorities
  Outline high-level clinical development plans

Furthermore, Trillium anticipates initiating the following studies in 2021:

  2-3 proof of concept studies in heme malignancies in combinations with other agents, and
  Signal-seeking solid tumor study in a variety of indications and drug combinations

*****

Trillium will host a conference call on Monday, December 7, 2020 at 4:30PM EST to discuss the clinical update. The conference call may be accessed by telephone or webcast as described below.

International Dial-In Number: +1 236-389-2162

Conference ID: 3169183

Webcast link:

https://event.on24.com/wcc/r/2862177/A91BDB88D738527918C13E289B26CED7

The archived webcast will be available on Trillium's website for 30 days following the call.

About Trillium Therapeutics

Trillium is an immuno-oncology company developing innovative therapies for the treatment of cancer. The company's two clinical programs, TTI-621 and TTI-622, target CD47, a "don't eat me" signal that cancer cells frequently use to evade the immune system.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information

This press release contains forward-looking statements within the meaning of applicable United States securities laws and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements in this press release include statements about, without limitation, our planned R&D Day updates and priorities, our expectation of initiating new combination studies in heme and solid tumor malignancies in 2021 and our expectations regarding our product candidates. With respect to the forward-looking statements contained in this press release, Trillium has made numerous assumptions regarding, among other things: the impact of the Covid-19 pandemic on its operations, the effectiveness and timeliness of preclinical and clinical trials; and the completeness, accuracy and usefulness of the data. While Trillium considers these assumptions to be reasonable, these assumptions are inherently subject to significant scientific, business, economic, competitive, market and social uncertainties and contingencies. Additionally, there are known and unknown risk factors that could cause Trillium's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained in this press release, including, among others, that preliminary data from a clinical trial may not be indicative of final trial results; that clinical trial results may not be favorable; and uncertainties inherent in the product development process (including with respect to the timing of results and whether such results will be predictive of future results). A discussion of risks and uncertainties facing Trillium appears in Trillium's Annual Information Form for the year ended December 31, 2019 filed with Canadian securities authorities and on Form 40-F with the U.S. Securities Exchange Commission, each as updated by Trillium's continuous disclosure filings, which are available at www.sedar.com and at www.sec.gov. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Trillium disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Investor Relations:

James Parsons

Chief Financial Officer

Trillium Therapeutics Inc.

416-595-0627 x232

james@trilliumtherapeutics.com

www.trilliumtherapeutics.com

Media Relations:

Mike Beyer
Sam Brown Inc.
312-961-2502

mikebeyer@sambrown.com